Exhibit 99.1

Ontario designates Hydro One to invest in the Red Lake Transmission Line

The proposed project will be developed in partnership with First Nations, add capacity and strengthen regional reliability in the northwest

Thunder Bay, Ont., April 23, 2026 – Today, Energy and Mines Minister Stephen Lecce directed the Ontario Energy Board to designate Hydro One Networks Inc. (Hydro One) to develop and construct the Red Lake Transmission Line in northwest Ontario, north of Dryden. The proposed priority project consists of a new double-circuit 230-kilovolt transmission line that will run from Dryden Transformer Station (TS) north to Ear Falls TS, including associated station facilities and will continue on to connect to Red Lake Switching Station. The project is expected to be in service by the early 2030s.

Once built, the Red Lake Transmission Line is expected to add about 400 megawatts of electricity in northwest Ontario, nearly quadrupling existing capacity. The project is also expected to strengthen regional reliability and reinforce the grid for newly connected northern remote communities and the broader region.

Through Hydro One’s First Nation Equity Partnership Model, proximate First Nations will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project. Together, Hydro One and the proximate First Nations will collaborate on the planning, development and construction of the line.

Quotes

“Ontario’s long-term growth depends on strong and reliable electricity infrastructure. The Red Lake Transmission Line will support northern reliability, enable growth and help power communities north of Dryden,” said Ryan Docherty, Executive Vice President, Capital Portfolio Delivery, Hydro One. “We continue to work with First Nations as partners to develop these projects, ensuring they reflect local priorities and support economic reconciliation. We thank the government for its continued trust as we invest in a strong and secure electricity system for the future.”

“Our government is on a mission to grow our economy by generating more reliable hydro power in the North and electrifying one of Ontario’s most mineral rich regions with a new transmission line,” said Stephen Lecce, Minister of Energy and Mines. “We are accelerating the transmission line to power new mines, strengthen energy security and create good jobs. Ontario’s plan will unlock more than 5,800 good-paying jobs and unlock $830 million in economic potential, all delivered in true partnership with First Nations.”

“Eagle Lake First Nation strongly believes that projects taking place within our traditional territory must be done in collaboration and partnership with our Nation. Doing so ensures that we can fulfil our duty as stewards of the land and develop projects in a way that respects our traditional laws, teachings and values,” said Chief Bernadette Wabange, Eagle Lake First Nation. “This translates into projects that do not compromise environmental protections for economic development and protect our traditional lands for future generations. We are proud to work in partnership with Hydro One and the other partner First Nations to advance this project in a good and respectful way.”

“This project will support regional growth and provide long-term energy capacity to the recently connected First Nations north of Red Lake,” said Chief Clifford Bull, Lac Seul First Nation. “Lac Seul First Nation applauds Ontario for prioritizing this project and recognizing the value of First Nation partnerships to move it forward in a good way.”

“Wabauskang First Nation is located along the route of this transmission project, and our community must be meaningfully involved at every stage,” said Chief Bill Petiquan, Wabauskang First Nation. “Ontario has taken an important step by engaging us early as a key partner. We are ready to work collaboratively to ensure the project brings economic opportunities for our people while protecting our lands, waters and values.”

“Wabigoon Lake Ojibway Nation has a strong track record of building business partnerships that deliver real benefits for our members. Our partnership with Hydro One and other regional First Nations on this new transmission line marks our second major transmission project together, and we are proud to continue growing these strategic relationships,” said Chief Clayton Wetelainen, Wabigoon Lake Ojibway Nation. “We plan to apply the lessons learned from our previous transmission project to make this the best one yet for First Nations – creating greater benefits and opportunities for our Nation while supporting long-term regional prosperity. This partnership reflects our identity as Ojibway people, where economic opportunity and cultural strength go hand in hand as we build a better future for the next generations.”

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

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Forward-looking statements and information:

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